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August 9, 1999

Torchmark Corporation
2001 3rd Avenue South
Birmingham, Alabama  35233

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended June 30, 1999, of the facts relating to the Company's decision to change its method of accounting for its interest rate swap agreement. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q for the quarter ended June 30, 1999 is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of Torchmark Corporation and its consolidated subsidiaries as of any date or for any period. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of Torchmark Corporation and its consolidated subsidiaries as of any date or for any period.

Yours truly,



DELOITTE & TOUCHE LLP
Dallas, Texas